Filed by: Gallery Trust pursuant to Rule 425

under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Laudus Trust

File Number of the Related

Registration Statement: 333-225946

Overview

At a meeting held on June 5, 2018, the Board of Trustees of Laudus Trust (the Board) approved the reorganization of the Laudus Mondrian International Equity Fund, Laudus Mondrian Emerging Markets Fund, and Laudus Mondrian International Government Fixed Income Fund (the Target Funds) into the Mondrian International Equity Fund, Mondrian Emerging Markets Equity Fund, and Mondrian International Government Fixed Income Fund (the Acquiring Funds), each a series of Gallery Trust, managed by Mondrian Investment Partners Limited (Mondrian).

FAQs: Internal Use Only

Q: Which Funds are affected by the reorganizations?

A: The following funds are affected:

Laudus Mondrian International Equity Fund (LIEIX)

Laudus Mondrian International Government Fixed Income Fund (LIFNX)

Laudus Mondrian Emerging Markets Fund (LEMNX)

The reorganizations do not impact any other Laudus Funds.

Q: Why are the Funds reorganizing under the Gallery Trust, managed by Mondrian?

A: CSIM, the Target Funds’ investment adviser, evaluates its product offering regularly and has determined that continuing to advise the Target Funds is not in line with its long-term business strategy. Mondrian has evaluated its options and believes it would be beneficial for shareholders for Mondrian to continue to offer mutual funds. Therefore, Mondrian sought the Board’s approval to reorganize the Target Funds into the Acquiring Funds and become the investment adviser.

Q: Does this reorganization lead to other changes to the Schwab Active Equity Funds or other Laudus Funds?

A: No. CSIM is committed to serving the core needs of investors, and both Schwab and Laudus’ actively-managed strategies play an essential role in offering solutions to our clients’ needs

Q: Why does Mondrian want management of the Funds?

A: Mondrian has evaluated its options and believes it would be beneficial for shareholders for Mondrian to continue to offer mutual funds. Therefore, Mondrian sought the Board’s approval to reorganize the Target Funds into the Acquiring Funds and become the investment adviser.

Q: When will the reorganizations take place?

A: The reorganizations must be approved by shareholders of each of the funds, who will be asked to vote, either in person or by proxy, at a special shareholder meeting currently scheduled to be on or about September 17, 2018. If approved by shareholders at the special meeting, the reorganizations are expected to occur on or about September 24, 2018.

Q: How are shareholders impacted?

A: The reorganizations are intended to be tax-free, meaning that shareholders of each Target Fund will become shareholders of the corresponding Acquiring Fund without realizing any gain or loss for federal income tax purposes.

Q: Do the reorganization changes affect the Fund’s investment objectives?

A: Each Acquiring Fund will have the same or substantially similar investment objectives and investment strategies as those of their corresponding Target Fund.

Q: What are the expected Operating Expense Ratios for the reorganized funds?

A: The proposed reorganizations are expected to result in a reduction in management fees and annual operating expenses, both before and after fee waivers, and provide Mondrian with the opportunity to create future economies of scale that could benefit shareholders if certain fixed costs can be spread across a larger asset base. The pro forma expense ratios below show projected estimated expenses, but actual expenses may be higher or lower than those shown.

	Current Laudus Mondrian International Equity Fund (Target Fund)	Current Acquiring Fund Mondrian International Equity Fund	Pro Forma Combined Mondrian International Equity Fund (Acquiring Fund)
Shareholder Fees (fees paid directly from your investments)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.70%	0.70%
Other Expenses[1]	0.24%	0.18%	0.16%
Total Annual Fund Operating Expenses	0.99%	0.88%	0.86%
Less Fee Waiver and/or Expense Reimbursement	(0.09)%[2]	(0.09)%[3]	(0.07)%[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.90%	0.79%	0.79%

(1)	The Target Fund other expenses reflect expenses for the fiscal year ended March 31, 2018. The current Acquiring Fund other expenses reflect annualized expenses for the semi-annual period ended April 30, 2018. The pro forma Acquiring Fund other expenses are based on pro-forma combined assets as of [March 31], 2018 and assume the consummation of the Reorganization.
(2)	Charles Schwab Investment Management, Inc. (“CSIM”), the Target Fund’s investment adviser, has contractually agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Target Fund to 0.90% until at least July 30, 2020. During this term, the agreement may only be amended or terminated with the approval of the Target Trust Board. Any amounts waived or reimbursed in a particular fiscal year will be subject to reimbursement by the Target Fund to CSIM during the next two fiscal years to the extent that the repayment will not cause the Target Fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year or the current year. CSIM may, but is not required to, extend the agreement for additional years.
(3)	Mondrian has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep total annual fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and non-routine expenses) from exceeding 0.79% of the Acquiring Fund’s average daily net assets until February 28, 2021. This agreement may be terminated: (i) by the Acquiring Trust Board, for any reason at any time; or (ii) by Mondrian, upon ninety (90) days’ prior written notice to the Acquiring Trust, effective as of the close of business on February 28, 2021.

	Current Laudus Mondrian International Government Fixed Income Fund (Target Fund)	Pro Forma Mondrian International Government Fixed Income Fund (Acquiring Fund)
Shareholder Fees (fees paid directly from your investments)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%	0.50%
Other Expenses[1]	0.22%	0.26%
Total Annual Fund Operating Expenses	0.82%	0.76%
Less Fee Waiver and/or Expense Reimbursement	(0.07)%[2]	(0.16)%[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%	0.60%

(1)	The Target Fund other expenses reflect expenses for the fiscal year ended March 31, 2018. The pro forma Acquiring Fund other expenses are based on estimated amounts for the current fiscal year, after giving effect to the Reorganization.
(2)	CSIM, the Target Fund’s investment adviser, has contractually agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Target Fund to 0.75% until at least July 30, 2020. During this term, the agreement may only be amended or terminated with the approval of the Target Trust Board. Any amounts waived or reimbursed in a particular fiscal year will be subject to reimbursement by the Target Fund to CSIM during the next two fiscal years to the extent that the repayment will not cause the Target Fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year or the current year. CSIM may, but is not required to, extend the agreement for additional years.
(3)	Mondrian has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep total annual fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and non-routine expenses) from exceeding 0.60% of the Acquiring Fund’s average daily net assets until February 28, 2021. This agreement may be terminated: (i) by the Acquiring Trust Board, for any reason at any time; or (ii) by Mondrian, upon ninety (90) days’ prior written notice to the Acquiring Trust, effective as of the close of business on February 28, 2021.

	Current Laudus Mondrian Emerging Markets Equity Fund (Target Fund)	Pro Forma Mondrian Emerging Markets Fund (Acquiring Fund)
Shareholder Fees (fees paid directly from your investments)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	0.75%
Other Expenses[1]	0.22%	0.20%
Total Annual Fund Operating Expenses	1.22%	0.95%
Less Fee Waiver and/or Expense Reimbursement	(0.02)%[2]	(0.03)%[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.20%	0.92%

(1)	The Target Fund other expenses reflect expenses for the fiscal year ended March 31, 2018. The pro forma Acquiring Fund other expenses are based on estimated amounts for the current fiscal year, after giving effect to the Reorganization.
(2)	Charles Schwab Investment Management, Inc. (“CSIM”), the Target Fund’s investment adviser, has contractually agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Target Fund to 1.20% until at least July 30, 2020. During this term, the agreement may only be amended or terminated with the approval of the Target Trust Board. Any amounts waived or reimbursed in a particular fiscal year will be subject to reimbursement by the Target Fund to CSIM during the next two fiscal years to the extent that the repayment will not cause the Target Fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year or the current year. CSIM may, but is not required to, extend the agreement for additional years.
(3)	Mondrian has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep total annual fund operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and non-routine expenses) from exceeding 0.92% of the Acquiring Fund’s average daily net assets until February 28, 2021. This agreement may be terminated: (i) by the Acquiring Trust Board, for any reason at any time; or (ii) by Mondrian, upon ninety (90) days’ prior written notice to the Acquiring Trust, effective as of the close of business on February 28, 2021.

Q: Will the reorganized Funds impose new minimums for new shareholders and subsequent investments, and can shareholders purchase and redeem throughout the transition period?

A:

•	Yes, the minimum initial investment for each Acquiring Fund is $1 million. Subsequent investments in each Acquiring Fund must be at least $100. Each Acquiring Fund may accept investments of smaller amounts in its sole discretion. However, if you receive shares of an Acquiring Fund as a result of a reorganization, you will not be subject to the Fund’s minimum initial investment.

•	The minimum initial investment for the Laudus Mondrian International Government Fixed Income Fund is $100. This minimum may be waived for certain retirement plans and plan participants, and for certain investment programs, or in the Fund’s sole discretion. There is no subsequent investment minimum for the Laudus Mondrian International Government Fixed Income Fund and there is no initial or subsequent investment minimum for the Laudus Mondrian Emerging Markets Fund or the Laudus Mondrian International Equity Fund.

•	Shareholders can continue to purchase and redeem shares of a Target Fund in accordance with the current prospectus disclosure until the date of reorganization.

Q: What should shareholders expect?

A: Shareholders should expect to receive a prospectus/proxy statement that will provide more detailed information about the proposed reorganizations and the upcoming special meeting.

Q: What are the key upcoming dates?

A: the following is the current timeline of key upcoming dates:

July 20	Anticipated Record date for the determination of Target Fund shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
Anticipated early August	Proxy Statement/Prospectus mailed/emailed to shareholders eligible to vote
Early August – Sept 16 (anticipated)	Voting is open
September 17*	Anticipated Shareholder meeting
September 24	If shareholders approve a Reorganization, consummation of the Reorganization is expected to occur immediately prior to the opening of regular trading on the NYSE

*	If sufficient votes to approve a Proposal are not received by the date of the Meeting or any reconvened Meeting following an adjournment, the Meeting or reconvened Meeting may be adjourned or postponed to permit further solicitations of proxies.

Q: Where can I learn more about the investment manager change?

A: Shareholders of the Fund should review the prospectus supplement filed June 19, 2018, and mailed (or emailed) to shareholders. The prospectus supplement will also be posted online on www.SchwabFunds.com on the Prospectus & Reports page.

Charles Schwab Investment Management, Inc. (CSIM) is the investment advisor for the Laudus Funds. The Laudus Funds are distributed by Charles Schwab & Co., Inc. (Schwab) Member SIPC. CSIM and Schwab are separate but affiliated companies and subsidiaries of The Charles Schwab Corporation.

(0718-8WWM)